SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Lauches Flights to Cruzeiro do Sul, in Acre

São Paulo, May 28, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today launched flights to Cruzeiro do Sul, in northwest Acre. With the addition of this new destination, GOL’s daily flights from Fortaleza (CE) will reach the furthest regions of Brazil through connecting flights in Belém (PA), Manaus (AM), Porto Velho (RO) and Rio Branco (AC).

Cruzeiro do Sul is the second largest city in Acre and is the main city of the Alto Juruá region. The city is only accessible by road during the June-August summer months via the unpaved BR-364 highway, and boats are the most common mode of transportation for people and goods. GOL’s flights will contribute to the development of the region by offering travelers a safe, alternative form of transportation at affordable fares.

Acre’s main agricultural exports are cassavas, corn, chestnuts and beans. The state also produces rubber and has strong lumber and furniture industries. Cruzeiro do Sul is GOL’s second destination in Acre; the Company began regular flights to the capital, Rio Branco, in August 2004. The city’s airport, Cruzeiro do Sul International Airport, is located 14 kilometers from the city’s center and is a base for commercial jets as well as medium and large cargo aircraft.

”The launch of this new destination is a response to customer demand and will allow greater access to tourism and commercial activities in the Amazon region and neighboring countries, particularly with Peru” says Tarcísio Gargioni, Vice-President of Marketing and Services at GOL. Cruzeiro do Sul is only 250 kilometers from Pucalpa, Peru by plane.

Tickets to Cruzeiro do Sul are available for purchase through GOL’s website (www.voegol.com.br). Please see the destination table below for flight departure schedules:

Origin	Destination	Frequency	Departure	Arrival
Fortaleza	Cruzeiro do Sul	Daily	6:30 AM	1:20 PM
Belém	Cruzeiro do Sul	Daily	8:40 AM	1:20 PM
Manaus	Cruzeiro do Sul	Daily	10:00 AM	1:20 PM
Porto Velho	Cruzeiro do Sul	Daily	11:55 AM	1:20 PM
Rio Branco	Cruzeiro do Sul	Daily	12:20 PM	1:20 PM

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-airlines in the industry worldwide. GOL provides frequent service on routes connecting all of major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay, Peru Uruguay through its more than 630 daily flights to 58 major airports. GOL offers daily flights more destinations in Brazil than any other domestic airline while providing customers with the convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing the safest and most comfortable aircraft of its class, with low maintenance, fuel and training and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class service is recognized as the best value proposition in the market. GOL’s growth plans increasing frequencies in existing markets and adding service to additional markets in both and other high-traffic South American travel destinations. GOL shares are listed on the NYSE the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.